UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, August 12th, 2013

Results for the six-month period and quarter ended on June 30th, 2013

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the six-month period and quarter ended on June 30th, 2013.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the six-month period and quarter ended on June 30th, 2013:

Consolidated sales revenues of AR$2,531.1 million[1] for the six-month period ended on June 30, 2013, 21.8% lower than the AR$3,237.7 million for the same period of 2012, mainly explained by a decrease of 54.9% (AR$970.2 million) in the generation segment, partially offset by increases of 15.4% (AR$221.6 million) in distribution and 2.2% (AR$1.9 million) in holding and others segments.

Adjusted consolidated EBITDA[2] of AR$(267.3) million, compared to AR$213.7 million for the same period of 2012, mainly due to decreases of AR$245.8 million in generation and AR$263.0 million in distribution, which were partially offset by increases of AR$5.3 million in the transmission segment and AR$22.5 million in holding and others.

Consolidated profit under IFRS of AR$1,120.9 million during the six-month period ended on June 30, 2013, of which a gain of AR$545.3 million are attributable to the owners of the Company, compared to a AR$147.8 million loss attributable to the owners of the Company in the same period of 2012, mainly explained by the profit of AR$609.6 million from distribution and AR$70.9 million from holding and others, partially offset by a net loss of AR$122.0 in generation and AR$13.3 million in transmission.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
CEO

Mariano Batistella
Special Projects, Strategic Planning and
Investor Relations Officer

Lida Wang
Investor Relations and
Special Projects Associate

Tel +54-11-4809-9500

investor@pampaenergia.com
www.pampaenergia.com/ri

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, reserve directors options, one-time income and expenses, and non-controlling interests, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	1

Main Results for the Second Quarter of 20133:

Consolidated sales revenues of AR$1,138.4 million for the quarter ended on June 30, 2013, 36.4% lower than the AR$1,791.3 million for the same period of 2012, mainly explained by a decrease of 74.5% (AR$794.2 million) in the generation segment, partially offset by increases of 15.7% (AR$111.5 million) in distribution and 3.2% (AR$1.6 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(129.8) million,  AR$181.0 million lower than the same period of 2012, mainly due to decreases of AR$51.3 million in generation and AR$149.3 million in distribution, which were partially offset by increases of AR$3.2 million in the transmission segment and AR$16.4 million in holding and others.

Consolidated profit under IFRS of AR$1,726.9 million in the second quarter ended on June 30, 2013, of which a gain of AR$931.8 million are attributable to the owners of the Company, compared to a AR$100.6 million loss attributable to the owners of the Company in the same period of 2012, mainly explained by the higher costs recognition through Resolution No. 250/13, which had an impact on distribution segment recording a net profit attributable to the owners of the Company of AR$963.0 million, in addition to a profit in holding and others segment (AR$9.2 million), partially offset by net losses in generation (AR$37.3 million) and transmission (AR$3.0 million).

3 The financial information presented in this document for the quarters ended on June 30, 2013 and of 2012 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the six-month periods ended on June 30, 2013 and of 2012, and the three-month periods ended on March 31, 2013 and of 2012.

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1.     Relevant Events

1.1 |  Renewal of Instrumental Agreement for Transener and Transba

On May 13 and 20, 2013 Transener and Transba, respectively, subscribed a renewal to the Instrumental Agreement (the “Renewal Agreement”) with the Secretariat of Energy (“SE”) and the National Electricity Authority (“ENRE”), in force until December 31, 2015. The agreement mainly sets forth the recognition of a AR$786 million credit to Transener and Transba as costs variations during the period of December 1, 2010 – December 31, 2012, which have been calculated according to the costs variation index (“IVC”) foreseen in the Definitive Agreement.

Moreover, the Renewal Agreement framework set up an investment plan of AR$399 million and AR$307 million during 2013 and 2014, respectively, for Transener and Transba, subject to the collection of disbursements according to the addendas.

1.2 |  Resolution No. 95/2013: Measures Implemented by Pampa’s Generation Subsidiaries

On May 31, 2013 and as requirement for the application of Resolution No. 95/2013’s new remunerative scheme, the generation units Central Piedra Buena (“CPB”), Central Térmica Güemes (“CTG”) and Central Térmica Loma de la Lata (“CTLL”) have desisted administrative and judicial claims against the National Government, the SE and/or CAMMESA, in relation to the Generators Agreement 2008-2011 and/or related to Resolution SE No. 406/03, as well as any right to initiate or promote any new procedure under the aforementioned terms.

On June 11, 2013, the SE informed to CAMMESA the fulfillment of the necessary requirements and as of the issuance date of this Earnings Release, said subsidiaries accrued in the financial statements the new remunerative scheme as from February 2013.

1.3 |  Central Térmica Loma de la Lata (‘CTLLL’)’s Expansion Project

1.3.1   Restart of Commissioning of Steam Turbine

In relation to the relevant event dated November 16, 2012 related to certain technical problems in the Steam Turbine unit at CTLL and which forced the Steam Turbine unit out of operation, on the date of June 24, 2013 such technical problems have been solved. Thus, since then the Steam Turbine is again under commissioning.

1.3.2   Compensation Claim to CTLL’s Insurance Companies

As of the release of this Earnings Report, CTLL has collected the amount of AR$92.2 million as advance payment to be taken into account for future insurance compensation, in relation to the accident occurred on November 14, 2012.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	3

1.3.3   Registration of CTLL’s Expansion Project Under Clean Development Mechanism (“CDM”), Sponsored by the United Nations Framework Convention on Climate Change (“UNFCCC”)

On May 24, 2013, CTLL was notified by the Secretariat of UNFCCC that its closing to combined cycle project was registered under CDM, in effect since March 11, 2013. Said registration would allow CTLL to annually issue around 650,000 Certificates of Emissions Reductions (“CERs”), during 7 years, renewable until fulfilling a 21-year period.

1.4 |  ENRE’s Approval to Acquisitions of EMDERSA and AESEBA

On August 5, 2013, Edenor was notified of ENRE’s Resolution No. 216/2013, in which the Electricity Regulator declared as fulfilled the due proceedings foreseen in Law No. 24,065, section 32, referred to the acquisitions of EMDERSA, AESEBA and its corresponding subsidiaries by Edenor, dated March 2011. Thus, ENRE formally authorized said acquisitions.

1.5 |  Debt Operations of Our Subsidiaries

1.5.1   Issuance of Bond Notes (‘ONs’) of Petrolera Pampa

On June 26, 2013, under the global bond notes debt Program (simple, non-convertible to equity) up to an amount of US$100 million or its equivalent in other currencies, Petrolera Pampa issued AR$254.8 million, which accrue interest at Badlar plus 3%. Principal will be repaid in a single bullet payment 36 months as from the date of issuance and interest is payable on a quarterly basis.

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2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$mm)

	As of 06.30.13	As of 12.31.12
ASSETS
Property, plant and equipment	6,376.9	6,016.9
Intangible assets	931.6	1,808.5
Biological assets	2.0	2.0
Participation in joint businesses	180.3	192.3
Participation in associates	136.7	132.5
Financial assets with a results changing fair value	357.3	303.8
Deferred tax assets	180.5	87.5
Trade receivable and other credits	281.9	422.1
Total non-current assets	8,447.1	8,965.6

Inventories	81.4	103.3
Biological assets	0.1	0.5
Assets on construction	-	84.5
Financial assets with a results changing fair value	109.4	113.4
Trade receivable and other credits	2,568.9	1,541.5
Cash and cash equivalents	702.5	279.9
Total current assets	3,462.3	2,123.1

Assets classified as held for sale	286.7	235.2

Total assets	12,196.1	11,323.9

	As of 06.30.13	As of 12.31.12
EQUITY
Share capital	1,314.3	1,314.3
Share premium	246.6	1,018.4
Director's options reserve	254.9	250.4
Retained earnings	545.3	(771.8)
Other comprehensive results	(10.8)	(10.8)
Equity attributable to owners of the parent	2,350.2	1,800.5

Non-controlling interests	1,040.7	529.8

Total equity	3,390.9	2,330.3

LIABILITIES
Accounts payable and other liabilities	1,155.6	2,231.2
Borrowings	2,705.1	2,218.5
Deferred revenues	34.4	264.4
Salaries and social security payable	19.3	17.5
Defined benefit plan obligations	97.0	120.9
Deferred tax liabilities	477.9	628.9
Tax payable	42.0	46.8
Provisions	80.8	85.5
Total non-current liabilities	4,612.1	5,613.7

Accounts payable and other liabilities	2,533.7	1,688.0
Borrowings	646.8	790.9
Salaries and social security payable	372.0	447.9
Defined benefit plan obligations	10.4	21.8
Tax payable	417.0	263.8
Provisions	7.8	11.7
Total current liabilities	3,987.7	3,224.1

Liabilities classified as held for sale	205.4	155.8

Total liabilities	8,805.2	8,993.6

Total liabilities and equity	12,196.1	11,323.9

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2.2 |  Consolidated Income Statements (AR$mm)

	6-Month Period		2nd Quarter

	2013	2012	2013	2012
Sales revenue	2,531.1	3,237.7	1,138.4	1,791.3
Cost of sales	(2,707.3)	(2,992.5)	(1,213.8)	(1,729.3)
Gross profit	(176.3)	245.2	(75.4)	61.9

Selling expenses	(290.5)	(191.1)	(163.1)	(108.0)
Administrative expenses	(265.7)	(210.2)	(145.4)	(108.0)
Other operating income	163.2	152.6	120.1	113.3
Other operating expenses	(83.4)	(79.8)	(46.9)	(45.3)
Higher Costs Recognition – Res. No. 250/13	2,212.6	-	2,212.6	-
Results for participation in joint businesses	(13.2)	(10.3)	(3.0)	(5.1)
Results for participation in associates	4.2	(0.2)	(1.4)	(2.3)
Operating income	1,550.9	(93.9)	1,897.5	(93.5)

Financial income	241.1	64.3	207.3	45.1
Financial costs	(275.7)	(228.4)	(100.0)	(114.9)
Other financial results	(238.2)	(109.2)	(175.9)	(80.0)
Financial results, net	(272.8)	(273.2)	(68.6)	(149.8)

Profit before tax	1,278.2	(367.1)	1,828.9	(243.3)

Income tax and minimum expected profit tax	(37.2)	11.8	(110.0)	(0.7)

Net income for continuing operations	1,240.9	(355.3)	1,718.9	(244.0)

Discontinued operations	(120.0)	55.5	8.0	15.5

Net income for the period	1,120.9	(299.9)	1,726.9	(228.5)

Attributable to:
Owners of the Company	545.3	(147.8)	931.8	(100.6)
Continuing operations	627.7	(175.4)	927.6	(107.2)
Discontinued operations	(82.5)	27.6	4.2	6.6
Non-controlling interests	575.6	(152.1)	795.1	(127.9)

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic and diluted income for continuing operations per share	0.4776	(0.1335)	0.7058	(0.0816)
Diluted income for continuing operations per share (AR$ per share)	(0.0627)	0.0210	0.0032	0.0050
Basic and diluted income for discontinued operations per share	(0.0627)	0.0193	0.0032	0.0046

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3.     Operations’ Summary

3.1 |  Generation Segment

The following table shows the performance of Pampa’s generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLLL[2]	CPB	CTP
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.9%	1.2%	1.2%	1.8%	2.0%	0.1%	7.1%

Six-Month Period
Net Generation 6M13 (GWh)	291	190	810	583	866	74	2,813
Market Share	0.5%	0.3%	1.3%	0.9%	1.4%	0.1%	4.5%
Sales 6M13(GWh)	436	323	1,096	862	1,134	74	3,925

Net Generation 6M 12 (GWh)	344	219	769	1,682	1,652	53	4,718
Variation Net Generation 6M13 - 6M12	-15.3%	-13.2%	+5.3%	-65.3%	-47.6%	+39.5%	-40.4%
Sales 6M12 (GWh)	489	363	958	1,717	1,989	53	5,569

Average Price 6M13 (AR$ / MWh)	196.6	221.4	198.9	220.2	178.0	396.2	202.9
Average Gross Margin 6M13 (AR$ / MWh)	57.0	37.9	57.3	(23.8)	(30.8)	195.8	15.0
Average Gross Margin 6M12 (AR$ / MWh)	66.0	51.4	53.9	113.7	4.5	218.1	57.1

Second Quarter
Net Generation 2Q13 (GWh)	90	54	416	436	466	36	1,497
Market Share	0.3%	0.2%	1.4%	1.4%	1.5%	0.1%	4.9%
Sales 2Q13(GWh)	157	122	559	542	599	36	2,015

Net Generation 2Q12 (GWh)	122	59	312	787	935	22	2,237
Variation Net Generation 2Q13 - 2Q12	-26.3%	-8.7%	+33.4%	-44.7%	-50.2%	+65.5%	-33.1%
Sales 2Q12 (GWh)	187	133	323	822	1,083	22	2,570

Average Price 2Q13 (AR$ / MWh)	259.3	295.2	163.3	194.2	-26.4	401.5	134.9
Average Gross Margin 2Q13 (AR$ / MWh)	41.1	19.9	67.2	58.4	-23.2	176.4	35.0
Average Gross Margin 2Q12 (AR$ / MWh)	75.5	45.6	58.2	122.3	1.6	272.0	57.2

Note: Gross Margin before amortization and depreciation.

¹ CTG includes results for Powerco. ² The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW.

The electricity generation for the second quarter of 2013 was 33.1% lower than the same period of 2012, mainly due to: (i) the out of service since November 2012 in CTLL’s steam turbine, caused by technical problems and the consequently open cycle generation mode for gas turbines, which has a lesser dispatch priority in the system; (ii) lower availability in CPB due to technical problems in both turbines, in addition to a seasonal maintenance; and (iii) lower dispatch in hydros, especially in HINISA, due to extension of 2013 watering period, which compared to the same period of 2012 said period was shorter.

Such generation reductions were partially offset by a higher electricity dispatch compared to 2Q12, due to: (i) during 2Q12, CTG was forced out of operations by technical problems, and (ii) CTP had a higher dispatch requirement to fulfill zone’s demand.

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3.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Edenor:

							Variation
Type of Customer	2013			2012			% GWh % Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Six-Month Period
Residential	4,166	40%	2,397,271	4,127	41%	2,367,816	0.9%	1.2%
Commercial	1,816	17%	344,646	1,714	17%	341,472	6.0%	0.9%
Industrial	1,726	17%	6,261	1,703	17%	6,105	1.4%	2.6%
Wheeling System	2,168	21%	728	2,100	21%	697	3.2%	4.4%
Others
Public Lighting	348	3%	22	335	3%	22	3.8%	0.0%
Shantytowns and Others	198	2%	380	192	2%	378	3.1%	0.5%
Total	10,422	100%	2,749,308	10,170	100%	2,716,490	2.5%	1.2%

Second Quarter
Residential	2,136	41%	2,397,271	1,973	40%	2,367,816	8.3%	1.2%
Commercial	909	17%	344,646	826	17%	341,472	10.0%	0.9%
Industrial	844	16%	6,261	831	17%	6,105	1.6%	2.6%
Wheeling System	1,071	20%	728	1,037	21%	697	3.3%	4.4%
Others
Public Lighting	194	4%	22	188	4%	22	3.1%	0.0%
Shantytowns and Others	117	2%	380	107	2%	378	10.1%	0.5%
Total	5,272	100%	2,749,308	4,961	100%	2,716,490	6.3%	1.2%

The electricity sold in GWh during the second quarter of 2013 rose by 6.2% compared to the same period of 2012, as well as the number of clients of Edenor which raised by 1.2%.

We highlight that the sales of electricity of Emdersa and Eden are not included since those companies were sold (or currently available for sale) and are no longer part of our distribution operations.

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4.     Analysis of the Second Quarter 2013 Results Compared to the Same Period of 2012

Consolidated sales revenues of AR$1,138.4 million for the quarter ended on June 30, 2013, 36.4% lower than the AR$1,791.3 million for the same period of 2012, mainly explained by a decrease of 74.5% (AR$794.2 million) in the generation segment, partially offset by increases of 15.7% (AR$111.5 million) in distribution and 3.2% (AR$1.6 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(129.8) million,  AR$181.0 million lower than the same period of 2012, mainly due to decreases of AR$51.3 million in generation and AR$149.3 million in distribution, which were partially offset by increases of AR$3.2 million in the transmission segment and AR$16.4 million in holding and others.

Consolidated profit under IFRS of AR$1,726.9 million in the second quarter ended on June 30, 2013, of which a gain of AR$931.8 million are attributable to the owners of the Company, compared to a AR$100.6 million loss attributable to the owners of the Company in the same period of 2012, mainly explained by the higher costs recognition through Resolution No. 250/13, which had an impact on distribution segment recording a net profit attributable to the owners of the Company of AR$963.0 million, in addition to a lower net loss in transmission segment (AR$3.0 million), partially offset by a net loss in generation (AR$37.3 million) and a lower profit in holding and others (AR$9.2 million).

Adjusted Consolidated EBITDA Calculation

From January 1, 2012, and according to the CNV requirements for companies in the public offering either by their capital or their bonds, Pampa Energía and certain subsidiaries’ financial statements are published under IFRS standards. The following table shows the calculation of the Adjusted Consolidated EBITDA:

In AR$mm	6M13	6M12	2Q13	2Q12
Consolidated operating income	1,550.9	(93.9)	1,897.5	(93.5)
Consolidated depreciations and amortizations	182.8	190.3	93.8	94.9
Consolidated EBITDA under IFRS standards	1,733.8	96.4	1,991.3	1.4

Adjustments from generation segment:
CTLL's collection from insurance compensation	(40.5)	(133.8)	(3.1)	(101.2)
Revenue recognition from Isolux's CTLL project	(84.8)	-	(84.8)	-
Adjustments from transmission segment:
Instrumental Agreement	20.7	9.2	3.6	5.1
Consolidation effects from participation in joint businesses	21.1	22.4	13.2	10.6
Operating result from transmission segment	(31.0)	(29.4)	(9.5)	(13.3)
Depreciations and amortizations from transmission segment	21.0	19.3	10.7	8.9
Results for Fourth Line Project	17.9	22.1	8.9	9.8
Results for participation in joint businesses	13.2	10.3	3.0	5.1
Adjustments from distribution segment:
PUREE penalty system	279.9	204.5	150.2	125.8
Delay charges	19.3	14.8	11.1	7.2
Higher Costs Recognition – Res. No. 250/13	(2,212.6)	-	(2,212.6)	-
Adjustments from holding and others segment:
Results for participation in associates	(4.2)	0.2	1.4	2.3

Consolidated adjusted EBITDA	(267.3)	213.7	(129.8)	51.2

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4.1 |  Analysis of Generation Segment

	6-Month Period			2nd Quarter
Generation Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	795.8	1,766.0	-54.9%	271.2	1,065.4	-74.5%
Cost of sales	(780.8)	(1,513.2)	-48.4%	(225.7)	(955.5)	-76.4%

Gross profit	15.0	252.8	-94.1%	45.5	109.9	-58.6%

Selling expenses	(24.6)	(27.0)	-9.0%	(12.2)	(15.5)	-21.2%
Administrative expenses	(64.5)	(66.7)	-3.3%	(33.1)	(41.1)	-19.6%
Other operating income	142.5	136.8	+4.2%	103.9	102.8	+1.1%
Other operating expenses	(19.7)	(13.7)	+44.0%	(12.9)	(6.2)	+108.5%

Operating income	48.6	282.2	-82.8%	91.2	149.8	-39.2%

Finance income	29.3	34.5	-15.1%	13.8	21.1	-34.3%
Finance costs	(106.5)	(108.6)	-2.0%	(61.4)	(50.5)	+21.5%
Other financial results	(183.2)	(93.5)	+96.0%	(137.9)	(93.6)	+47.3%

Profit before tax	(211.8)	114.6	NA	(94.3)	26.8	NA

Income tax and minimum expected profit tax	83.0	(34.1)	NA	42.1	(5.6)	NA

Total income for the period	(128.7)	80.4	NA	(52.1)	21.2	NA

Attributable to:
Owners of the Company	(122.0)	80.1	NA	(37.3)	32.9	NA
Non-controlling interests	(6.8)	0.3	NA	(14.8)	(11.8)	+25.8%

Adjusted EBITDA	(29.3)	216.6	NA	30.3	81.6	-62.8%

•         During the second quarter of 2013, the gross margin from our generation segment recorded a gross profit of AR$45.5 million, a decrease of 58.6% compared to the same period in 2012, mainly due to CTLL’s steam turbine out of service, forced unavailability in CPB and minor dispatch in our hydraulic units.

•         Selling and administrative expenses fell AR$11.4 million during second quarter of 2013 compared to the same period of 2012, due to the reallocation of expenditures between segments.

•         In other operating income, during 2Q13 we recorded AR$3.1 million as the amount recovered from insurance companies related to the accident in CTLL, compared to AR$101.2 during the same period of 2012, as well as the accrual of the last milestone payment to the contractor of CTLL’s expansion works during 2Q13, for AR$84.8 million.

•         The higher AR$62.4 million losses in net financial results compared to 2Q12 mainly responds to a higher net exchange rate differences caused by devaluation of local currency against US Dollar, currency which CTLL and part of CTG’s Bond Notes are denominated and to the adjustment of the consolidated CAMMESA’s credits at present value, mainly in CPB (AR$19.3 million) and our hydro units (AR$64.4 million).

•         The adjusted EBITDA from our generation segment does not include the amount recovered from insurance companies, nor the accrual of the last milestone payment to the CTLL’s contractor.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	10

4.2 |  Analysis of Transmission Segment

	6-Month Period			2nd Quarter
Transmission Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	161.7	123.7	+30.7%	95.9	62.5	+53.4%
Cost of sales	(158.8)	(124.7)	+27.3%	(85.8)	(61.1)	+40.5%

Gross profit	2.9	(1.1)	NA	10.1	1.4	NA

Administrative expenses	(36.8)	(29.1)	+26.4%	(19.3)	(14.4)	+33.9%
Other operating income	1.0	0.9	+14.9%	(0.3)	(0.3)	-3.1%
Other operating expenses	(0.0)	(0.0)	-29.3%	(0.0)	(0.0)	+8.8%

Operating income	(33.0)	(29.4)	+12.4%	(9.5)	(13.3)	-28.3%

Finance income	57.1	36.7	+55.5%	35.5	18.7	+89.9%
Finance costs	(29.3)	(25.9)	+13.4%	(15.0)	(13.3)	+12.8%
Other financial results	(26.8)	(7.3)	+266.7%	(15.4)	(4.5)	+242.0%

Profit before tax	(32.1)	(25.8)	+24.1%	(4.4)	(12.4)	-64.4%

Income tax and minimum expected profit tax	10.7	8.3	+29.1%	1.4	3.9	-62.6%

Net income for continuing operations	(21.4)	(17.5)	+21.8%	(3.0)	(8.5)	-65.2%

Discontinuated operations	(1.6)	(0.9)	+76.3%	(0.9)	(0.5)	+67.1%
Adjustment for non-controlling participation in joint businesses	9.7	8.0	+22.0%	0.8	3.8	-78.0%

Total income for the period	(13.3)	(10.5)	+26.3%	(3.0)	(5.3)	-42.5%

Attributable to:
Owners of the Company	(13.3)	(10.5)	+26.3%	(3.0)	(5.3)	-42.5%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	26.6	21.3	+25.0%	13.8	10.6	+30.1%

•         The second quarter of 2013 includes sales for AR$31.5 million, which corresponds to the application of Instrumental Agreements signed by SE and ENRE, compared to AR$5.6 million in the same period of 2012.

•         The loss in the operating income of our transmission segment decreased by 28.3% compared to the second quarter of 2012, mainly due to a higher recognition of retroactive costs explained above, partially offset by a raise in labor costs and higher operating costs.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$3.6 million for the second quarter of 2013 vs. AR$5.1 million in the same period of 2012, plus AR$8.9 million for the Fourth Line Project, previously recorded in sales and currently under IFRS standards, in the line of financial results, compared to AR$9.8 million in the same period of 2012.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	11

4.3 |  Analysis of Distribution Segment

	6-Month Period			2nd Quarter
Distribution Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	1,656.8	1,435.2	+15.4%	820.4	708.9	+15.7%
Cost of sales	(1,885.7)	(1,462.8)	+28.9%	(969.2)	(765.8)	+26.5%

Gross profit	(228.9)	(27.6)	NA	(148.7)	(56.9)	+161.4%

Selling expenses	(263.4)	(162.1)	+62.5%	(149.5)	(91.0)	+64.3%
Administrative expenses	(164.4)	(110.0)	+49.4%	(89.3)	(52.5)	+70.1%
Other operating income	11.0	8.3	+32.7%	7.6	6.9	+10.8%
Other operating expenses	(58.6)	(63.5)	-7.8%	(32.7)	(38.1)	-14.0%
Higher Costs Recognition – Res. No. 250/13	2,212.6	-	NA	2,212.6	-	NA
Results for participation in joint businesses	0.0	(0.0)	NA	0.0	(0.0)	NA

Operating income	1,508.4	(355.0)	NA	1,800.0	(231.6)	NA

Finance income	214.2	33.7	NA	194.9	26.0	NA
Finance costs	(162.4)	(100.9)	+60.9%	(32.9)	(55.6)	-40.8%
Other financial results	(128.6)	(75.2)	+71.1%	(49.1)	(50.5)	-2.8%

Profit before tax	1,431.6	(497.4)	NA	1,912.9	(311.7)	NA

Income tax and minimum expected profit tax	(117.6)	48.7	NA	(148.1)	7.1	NA

Net income for continuing operations	1,314.0	(448.7)	NA	1,764.8	(304.6)	NA

Discontinued operations	(122.1)	55.5	NA	8.0	15.5	-48.5%

Total income for the period	1,192.0	(393.2)	NA	1,772.8	(289.1)	NA

Attributable to:
Owners of the Company	609.6	(240.9)	NA	963.0	(172.9)	NA
Non-controlling interests	582.4	(152.3)	NA	809.8	(116.1)	NA

Adjusted EBITDA	(294.7)	(31.7)	NA	(195.6)	(46.3)	NA

•         During the second quarter of 2013, net sales rose by 15.7% compared to 2Q12, mainly due to the application of ENRE’s Resolution No. 347/2012, which authorized Edenor to collect from its customers a fixed or variable amount, depending on the client category. Regarding this Resolution, during 2Q13 Edenor collected an amount of AR$99.6 million.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by 41.1% compared to the second quarter of 2012, mainly explained by a rise in operating, labor and third party costs.

•         Energy purchases grew 18.9% during 2Q13, mainly due to an increase in electricity purchase price, caused by subsidies removal and costs derived from hiring mobile generation.

•         On May 9, 2013, Edenor was notified of Resolution No. 250/13, which allowed the offsetting of PUREE debt held by Edenor with credits from the application of Cost Monitoring Mechanism (“MMC”). Thus, during 2Q13 we recorded MMC’s credits as revenues in our financial statements for AR$2,212.6 million.

•         Net financial results increased AR$193.0 million in the 2Q13, mainly due to the recognition of gained interests from the application of Resolution No. 250/13, partially offset by higher net exchange rate difference as a result of local currency devaluation against US Dollar, and interest payable for CAMMESA’s commercial debt.

•         The adjusted EBITDA for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (‘PUREE’) of AR$150.2 million and late payment penalty for AR$11.1 million, and excludes the accrued revenue from the application of Res. No. 250/13.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

4.4 |  Analysis of Holding and Others Segment

	6-Month Period			2nd Quarter
Holding and Others Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	87.8	85.9	+2.2%	50.8	49.2	+3.2%
Cost of sales	(42.3)	(25.2)	+67.8%	(20.3)	(14.1)	+44.6%

Gross profit	45.5	60.7	-25.1%	30.4	35.1	-13.4%

Selling expenses	(2.5)	(2.0)	+24.6%	(1.4)	(1.5)	-3.9%
Administrative expenses	(42.7)	(74.2)	-42.4%	(25.6)	(40.5)	-36.9%
Other operating income	9.7	7.6	+28.7%	8.6	3.6	+138.3%
Other operating expenses	(5.0)	(2.6)	+94.4%	(1.3)	(1.0)	+27.2%
Results for participation in associates	4.2	(0.2)	NA	(1.4)	(2.3)	-38.9%

Operating income	9.2	(10.7)	NA	9.4	(6.6)	NA

Finance income	2.5	0.4	NA	1.2	0.2	NA
Finance costs	(11.6)	(23.2)	-49.8%	(8.4)	(11.1)	-24.2%
Other financial results	73.6	59.5	+23.8%	11.1	64.1	-82.7%

Profit before tax	73.6	26.1	+182.5%	13.3	46.7	-71.5%

Income tax and minimum expected profit tax	(2.7)	(2.7)	+2.4%	(4.1)	(2.1)	+94.7%

Total income for the period	70.9	23.4	+202.9%	9.2	44.6	-79.3%

Attributable to:
Owners of the Company	70.9	23.4	+202.9%	9.2	44.6	-79.3%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	30.1	7.6	+295.7%	21.7	5.3	NA

•         During the second quarter of 2013, the operating profit from our holding and others segment increased by AR$16.0 million compared to the same period of 2012. This rise is explained by a 35.8% fall of selling and administrative expenses, due to personnel reassignment between segments, and a rise of AR$19.3 million in Petrolera Pampa’s operating income. Both effects were partially offset by lesser revenues from fees.

•         The decrease of AR$49.4 million in net financial results of 1Q13 are mainly explained by higher losses from net exchange rate difference as a result of Peso devaluation against US Dollar, partially offset by a larger profit from holdings in CIESA (AR$32 million).

•         The adjusted EBITDA for our holding and others segment does not include the earnings from participation in associates, related to our direct participation in EPCA, holding 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’).

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

4.5 |  Six-Month Period Analysis by Subsidiary (AR$mm)

	6-Month Period 2013				6-Month Period 2012
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	6.3	(23.5)	(0.2)	56.0%	11.7	(18.1)	4.0
Los Nihuiles	47.0%	17.5	(14.2)	(6.8)	47.0%	25.1	(7.0)	(3.6)
CPB	100.0%	(49.3)	69.9	(45.5)	100.0%	(17.6)	90.7	(9.4)
CTG	92.3%	49.9	168.4	(0.9)	92.3%	33.2	199.9	2.8
CTLL[1]	100.0%	(67.5)	1,077.5	(76.2)	100.0%	155.5	936.6	79.3
CTP	78.6%	12.3	(1.5)	6.5	78.6%	9.6	106.9	0.1
Other companies & deletions[3]		1.5	(47.9)	1.2		(1.0)	(180.0)	7.0
Total Generation		(29.3)	1,228.7	(122.0)		216.6	1,129.0	80.1

Transmission Segment
Transener	26.3%	56.2	739.8	(44.5)	26.3%	40.1	575.0	(32.5)
Consolidation adjustment 50%		(28.1)	(369.9)	22.2		(20.1)	(287.5)	16.2
Adjustments & deletions[3]		(1.5)	(19.9)	9.0		1.2	(20.1)	5.7
Total Transmission		26.6	350.0	(13.3)		21.3	267.4	(10.5)

Distribution Segment
Edenor[1]	55.4%	(290.6)	987.9	1,303.4	55.4%	(32.4)	975.4	(349.9)
EASA[1]	100.0%	(31.1)	558.4	(109.6)	100.0%	6.6	434.5	(41.3)
Adjustments & deletions[3]		27.0	(501.2)	(584.2)		(5.9)	(311.6)	150.3
Total Distribution		(294.7)	1,045.1	609.6		(31.7)	1,098.4	(240.9)

Holding & Others Segment
Petrolera Pampa	100.0%	31.7	151.2	(2.7)	100.0%	15.7	127.6	(3.6)
Other companies & deletions[3]		(1.6)	115.1	73.6		(8.1)	558.9	27.0
Total Holding & Others		30.1	266.2	70.9		7.6	686.5	23.4

Deletions		-	(350.0)	-		-	(267.4)	-
Total Consolidated Amounts to the owners of the Company		(267.3)	2,540.0	545.3		213.7	2,913.9	(147.8)

Total Adjusted by Ownership		(182.1)	2,105.7	545.3		197.6	2,448.6	(147.8)

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 4 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

4.6 |  Quarterly Analysis by Subsidiary (AR$mm)

	2nd Quarter 2013				2nd Quarter 2012
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	(0.8)	(23.5)	(4.4)	56.0%	0.3	(18.1)	(1.0)
Los Nihuiles	47.0%	2.5	(14.2)	(11.4)	47.0%	7.3	(7.0)	(11.1)
CPB	100.0%	(21.0)	69.9	(27.0)	100.0%	(15.9)	90.7	(9.0)
CTG	92.3%	33.9	168.4	1.9	92.3%	9.6	199.9	(0.2)
CTLL[1]	100.0%	11.8	1,077.5	(0.5)	100.0%	75.3	936.6	51.6
CTP	78.6%	5.2	(1.5)	2.1	78.6%	4.9	106.9	(0.3)
Other companies & deletions[3]		(1.2)	(47.9)	1.9		0.3	(180.0)	3.0
Total Generation		30.3	1,228.7	(37.3)		81.6	1,129.0	32.9

Transmission Segment
Transener	26.3%	29.0	739.8	(8.8)	26.3%	22.8	575.0	(15.9)
Consolidation adjustment 50%		(14.5)	(369.9)	4.4		(11.4)	(287.5)	7.9
Adjustments & deletions[3]		(0.7)	(19.9)	1.4		(0.8)	(20.1)	2.7
Total Transmission		13.8	350.0	(3.0)		10.6	267.4	(5.3)

Distribution Segment
Edenor[1]	55.4%	(206.9)	987.9	1,815.3	55.4%	(51.7)	975.4	(256.8)
EASA[1]	100.0%	0.8	558.4	(41.6)	100.0%	0.0	434.5	(25.7)
Adjustments & deletions[3]		10.6	(501.2)	(810.7)		5.4	(311.6)	109.6
Total Distribution		(195.6)	1,045.1	963.0		(46.3)	1,098.4	(172.9)

Holding & Others Segment
Petrolera Pampa	100.0%	28.5	151.2	5.9	100.0%	25.3	127.6	(3.1)
Other companies & deletions[3]		(6.9)	115.1	3.3		(20.0)	558.9	47.7
Total Holding & Others		21.7	266.2	9.2		5.3	686.5	44.6

Deletions		-	(350.0)	-		-	(267.4)	-
Total Consolidated Amounts to the owners of the Company		(129.8)	2,540.0	931.8		51.2	2,913.9	(100.6)

Total Adjusted by Ownership		(53.9)	2,105.7	931.8		60.9	2,448.6	(100.6)

  5

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 4 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	15

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s second quarter 2013 results on Wednesday August 14, 2013 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Mr. Mariano Batistella, Special Projects, Strategic Planning and Investor Relations Officer of Pampa. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (800) 860-2442 in the United States or +1 (412) 858-6400 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at: www.pampaenergia.com/ri www.cnv.gob.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2012

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.